SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Announcement of corporate demand

Rio de Janeiro, December 26, 2025 – Centrais Elétricas Brasileiras S/A – AXIA Energia, in compliance with Annex I of CVM Resolution No. 80, dated March 29, 2022, informs, as a supplement to the announcement of corporate demand disclosed on March 31, 2025, that a decision on lack of jurisdiction has been rendered in the following corporate demand:

Name of parties involved in the process:

Plaintiffs: Associação dos Empregados de Furnas – ASEF and Caixa de Assistência dos Empregados de Furnas e Eletronuclear – CAEFE (“Plaintiffs”).

Defendants: Centrais Elétricas Brasileiras S/A – AXIA Energia (“Company”), Furnas Centrais Elétricas S/A and the Federal Government.

Case No.:	0150484-53.2022.8.19.0001
Court:	7th Corporate Court of the Rio de Janeiro State Court of Justice – TJRJ
Values, goods or rights involved:	The amount in dispute was set at R$ 1,000.
Demand date:

- June 4, 2022 – filing date before the 14th Federal Court of the Federal District

- December 9, 2025 – date on which the 7th Corporate Court of TJRJ declared its lack of jurisdiction and returned the case to the 14th Federal Court of the Federal Distric

Main Facts:

This is a request for preliminary injunctive relief in which the Plaintiffs challenge the contribution of R$ 1.583 billion made by Furnas—then a subsidiary of the Company—to Madeira Energia S.A. – MESA, the sole shareholder of Santo Antônio Energia S.A. – SAESA, responsible for operating the Santo Antônio Hydroelectric Plant in Rondônia

The Plaintiffs argue that the contribution occurred prior to the General Meeting of Debenture Holders of the 2nd Series of the 1st Issuance of Furnas Debentures, and that such allegedly reckless act would generate negative consequences for Furnas’ corporate interests.

The General Meeting of Debenture Holders, held on June 6, 2022, approved the contribution made to MESA, without any harm to Furnas’ interests.

Court Decision:	On December 9, 2025, the 7th Corporate Court of TJRJ declared its absolute lack of jurisdiction and ordered the return of the case to the 14th Federal Court of the Federal District. Should the latter Court disagree, the case records must be returned to the 7th Corporate Court of TJRJ so that a conflict of jurisdiction may be raised.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.